UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number: 0-21116

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES 401(k) Plan

FORM 11-K

For the Year Ended December 31, 2011

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrators

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LLC

Salt Lake City, Utah

June 18, 2012

USANA Health Sciences 401(k) Plan

Statements of Assets Available for Benefits

	December 31,
	2010	2011

Investments, at fair value:
Mutual funds	$20,356,589	$20,316,708
USANA Health Sciences, Inc. common stock	2,872,372	1,947,164
Collective investment fund	—	17,638
Total investments	23,228,961	22,281,510
Cash	638	203
Employer contributions receivable	—	1,530
Notes receivable from participants	956,760	1,025,691
Assets available for benefits	$24,186,359	$23,308,934

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2011

Additions to (deductions from) assets attributable to:

Investment income:
Net depreciation in fair value of investments	$(1,980,193)
Interest and dividends	400,980

Total investment loss	(1,579,213)

Interest on notes receivable from participants	43,028

Contributions:
Employee	2,105,927
Employer	955,602
Rollovers	49,011

Total contributions	3,110,540

Benefits paid to participants	(2,451,780)

Net decrease in assets available for benefits	(877,425)

Assets available for benefits:
Beginning of the year	24,186,359

End of the year	$23,308,934

The accompanying notes are an integral part of this statement.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.        General

The Plan is a defined contribution plan covering all United States employees of USANA Health Sciences, Inc. (the “Company” or the “Employer”) who have completed one month of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and permits traditional 401(k) deferrals (pre-tax), as well as Roth 401(k) deferrals (after-tax).

2.        Contributions

Each year participants may elect to contribute up to 75 percent of their annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the Internal Revenue Code, which established a maximum contribution of $16,500 ($22,000 for participants age 50 or older) for the year ended December 31, 2011.  Participants may elect to make pre-tax contributions and/or after-tax Roth elective contributions into their accounts.  Participants may also contribute amounts representing distributions from certain other defined benefit or defined contribution plans.  Under the Safe Harbor and certain other provisions of the Plan, eligible employees who have not made an affirmative election to defer or not defer will have elective deferrals withheld in the amount of six percent of their compensation, to be invested in the appropriate target date retirement fund.  Participants may direct their investments into one or more of the investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s common stock.

The Company provides a matching contribution equal to 100 percent of the first one percent of a participant’s compensation that is contributed as an elective deferral by the participant, and 50 percent of that elective deferral between one and six percent of the participant’s compensation.  The Company’s board of directors may also authorize additional contributions to the Plan.

3.        Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is adjusted for the participant’s contributions and allocations of (a) the Company’s contributions and (b) investment gains or losses.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s contribution, as defined by the Plan.  The allocation of investment gains or losses is based on a participant’s weighted-average account balance, as defined by the Plan.

4.        Vesting

Participants are fully vested in their voluntary contributions, including any net investment gains on those contributions.  The Company’s matching and discretionary contributions fully vest at the end of two years of service.

5.        Notes receivable from participants

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Each loan is secured by the balance in the participant’s account and bears interest at rates ranging from 4.25 percent to 10.50 percent, which rates were commensurate with prevailing rates at the time of loan origination.  Principal and interest is paid ratably through payroll deductions.  Loans are re-paid over five-year periods, unless the loan was used to purchase a principal residence, in which case the payback period may not exceed 30 years.  As of December 31, 2011, the Plan had outstanding loans to participants with maturities ranging from 2012 through 2041.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A — DESCRIPTION OF THE PLAN — CONTINUED

6.     Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan may make a lump-sum distribution of the value of the participant’s vested interest in his or her account where the account balance is less than $5,000.

7.              Forfeited accounts

Forfeited accounts related to the Company’s matching contributions are used to reduce future matching contributions.  As of December 31, 2011 and 2010, the balance of forfeited accounts totaled $12,053 and $36,968, respectively.  During 2011, forfeitures totaled $20,653 and the Company’s contributions were reduced by $45,621 from the application of forfeitures.  Gains on forfeited balances were $52 during 2011.

8.              Expenses

The Company, as the Plan Sponsor, pays all administrative expenses of the Plan.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.              Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.              Use of estimates

The preparation of the financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Certain of those key estimates include the fair value of investments.  Actual results may differ from estimates and assumptions made.

3.              Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 updates existing guidance in Topic 820 to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS).  ASU 2011-04 is effective prospectively for fiscal years, and interim periods, beginning after December 15, 2011.  Early adoption is not permitted.  The Plan does not expect adoption of this standard to have a material impact on its consolidated financial statements.

4.              Investment valuation and income recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock (which are held in a unitized stock fund) and in mutual funds.  Shares of the collective investment fund are valued at the net asset value, which approximates fair value, using daily market information.  Net appreciation (depreciation) caused by fluctuations in the value of investments is reflected in the statement of changes in assets available for benefits.  Amounts invested may earn interest and dividends, which in turn are reinvested.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

5.              Notes receivable from participants

Notes receivable from participants represent participant loans and are valued at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value.  No allowances for credit losses have been recorded as of December 31, 2011 and 2010.  If a participant ceases to make loan repayments and the Plan Administrators deem the note receivable from a participant to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

6.              Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2011, there were no distributions that had been requested but not paid.

NOTE C — INVESTMENTS

All investment options are participant directed.  The following is a summary of the fair value of the Plan’s investments as of December 31, 2011 and 2010.  Investments representing five percent or more of assets available for benefits at the end of each year are separately identified.

	2010	2011

The Growth Fund of America	$3,199,555	$2,909,593
Washington Mutual Investors Fund	2,502,431	2,692,871
EuroPacific Growth Fund	2,562,619	2,074,832
USANA Health Sciences, Inc. common stock	2,872,372	1,947,164
Fundamental Investors Fund	1,651,522	1,765,619
Money Market Fund	1,714,051	1,715,441
SmallCap World Fund	2,271,927	1,656,210
The Income Fund of America	1,358,666	1,419,312
Other	5,095,818	6,100,468

Total Investments	$23,228,961	$22,281,510

Net appreciation (depreciation) in the value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2011, the Plan’s investments depreciated in value as follows:

Mutual funds	$(1,114,493)
Common stock	(862,412)
Collective investment fund	(3,288)

$(1,980,193)

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE D — FAIR VALUE MEASUREMENTS

The Plan reports investments in accordance with established authoritative guidance, which requires a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The three levels are defined as follows:

•                  Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

•                  Level 2 inputs are from other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable and are used to measure fair value in situations where there is little, if any, market activity for the asset or liability at the measurement date.

All investments in the Plan are valued using Level 1 inputs, with the exception of the collective investment fund which is valued based on Level 2 inputs.  The fair values of Plan investments are summarized below for the end of each year indicated:

	2010	2011

Mutual funds:
Domestic equity funds	$8,712,173	$9,006,326
International equity funds	5,738,233	4,721,384
Domestic blended funds	1,486,737	1,843,929
Domestic bond funds	1,314,317	1,385,134
Domestic balanced funds	877,052	958,141
U.S. Government bond funds	514,026	618,197
International bond fund	—	68,156

USANA Health Sciences, Inc. common stock	2,872,372	1,947,164

Money market fund	1,714,051	1,715,441

Collective investment fund	—	17,638

	$23,228,961	$22,281,510

The USANA Health Sciences, Inc. common stock unitized fund primarily includes Company common stock, the value of which is measured using the quoted market price.  A small portion of this fund consists of cash held in a money market account.  The money market portion of this fund provides liquidity, which enables Plan participants to transfer money daily among all investment choices.  The fair value of this fund is based on Level 1 inputs as described above.

Shares of the collective investment fund are measured at the net asset value, which approximates fair value, using Level 2 inputs. The values of the underlying securities that compose the net asset value are determined based on daily market information.

NOTE E — RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $1,947,164 as of December 31, 2011 ($2,872,372 as of December 31, 2010).  The Company is the Plan Administrator as defined by the Plan and, therefore, transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 61,306 shares of common stock of the Company as of December 31, 2011 (64,469 shares as of December 31, 2010).

Notes receivable from participants totaling $1,025,691 as of December 31, 2011 ($956,760 as of December 31, 2010) are also considered party-in-interest transactions.  Interest income pertaining to notes receivable from participants totaled $43,028 for 2011.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE F — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

NOTE G — TAX STATUS

The Plan has adopted a Non-Standardized Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter covering the qualification of the Plan.  The Plan Administrators and the Plan’s tax counsel do not anticipate that changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the Plan.  Accordingly, the financial statements of the Plan do not include provisions, assets or liabilities related to income taxes.

U.S. GAAP requires management to evaluate income tax positions taken by the Plan and recognize an income tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by taxing authorities.  The Plan Administrators analyzed the tax positions taken by the Plan and have concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress.  The Plan Administrators believe the Plan is no longer subject to income tax examinations for years prior to 2008.

USANA Health Sciences 401(k) Plan

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV, line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

	(b)	(c)	SHARES,	(e)
(a)	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	UNITS, OR LOANS	CURRENT VALUE

*	USANA Health Sciences, Inc.	Common Stock held in unitized fund ($104,926 cash)	61,306	$1,947,164

	The Growth Fund of America	Mutual Fund	101,275	2,909,593
	Washington Mutual Investors Fund	Mutual Fund	94,820	2,692,871
	EuroPacific Growth Fund	Mutual Fund	59,011	2,074,832
	Fundamental Investors Fund	Mutual Fund	49,890	1,765,619
	SmallCap World Fund	Mutual Fund	49,916	1,656,210
	The Income Fund of America	Mutual Fund	84,685	1,419,312
	American Balanced Fund	Mutual Fund	52,616	958,141
	New World of America Fund	Mutual Fund	18,807	867,356
	The Bond Fund of America	Mutual Fund	59,656	748,660
	American High-Income Trust	Mutual Fund	59,707	636,474
	U.S. Government Securities Fund	Mutual Fund	42,901	618,197
	American Funds 2030 Target Date	Mutual Fund	41,132	377,437
	American Funds 2040 Target Date	Mutual Fund	40,152	367,204
	American Funds 2050 Target Date	Mutual Fund	31,644	283,468
	American Funds 2045 Target Date	Mutual Fund	29,020	264,780
	American Funds 2025 Target Date	Mutual Fund	21,677	195,918
	American Funds 2035 Target Date	Mutual Fund	16,582	150,873
	American Funds 2015 Target Date	Mutual Fund	13,786	128,446
	Prudential Jennison Natural Resources Fund	Mutual Fund	2,653	122,986
	Lord Abbett Developing Growth Fund	Mutual Fund	4,365	85,768
	Nuveen Real Estate Securities Fund	Mutual Fund	4,468	84,285
	Templeton Global Bond Fund	Mutual Fund	5,492	68,156
	Hartford MidCap Fund	Mutual Fund	2,522	48,878
	American Funds 2020 Target Date	Mutual Fund	3,667	33,487
	American Funds 2010 Target Date	Mutual Fund	3,497	32,919
	American Funds 2055 Target Date	Mutual Fund	853	9,397

	American Funds Money Market	Money Market Fund		1,715,441

*	Notes receivable from participants	Loans with interest rates ranging from 4.25% to 10.50%	226	1,025,691

	First Trust All Equity Allocation Portfolio	Collective Investment Fund	2,110	17,638

				$23,307,201

* Party-in-interest

Note - Column ( d ), cost, is not required because all investments are participant directed.

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date:	June 18, 2012	/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer
(Principal Financial and Accounting Officer)
Employer Plan Sponsor